Plan Investment Fund

Plan Investment

Fund, Inc.

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Plan Investment Fund, Inc. Information for End of Day:

3/20/2012

Net

Assets AWM Daily

Distributions 1-Day

Yield 7-Day

SEC Yield

Government/Repo

Portfolio $125,138,954 1 $0.000002221 0.0810665% 0.10%

Money Market

Portfolio $992,000,980 52 $0.000003081 0.1124565% 0.12%

Net

Assets AWM MTD

Return YTD

Return Return Since

Inception 30-Day

SEC Yield

Ultrashort Government

Portfolio $29,993,871 N/A N/A N/A N/A N/A

Ultrashort Bond

Portfolio $74,976,001 N/A N/A N/A N/A N/A

Government/Repo Portfolio

Money Market Portfolio

Net Assets $125,138,954 $994,301,055

AWM 1 52

Daily Distributions $0.000002348 $0.000003184

1-Day Yield 0.0857020% 0.1162160% 7-Day SEC Yield 0.10% 0.12%

Ultrashort Government Portfolio

Ultrashort Government Portfolio

Net Assets $29,996,669 $74,985,735 AWM N/A N/A

MTD Return N/A N/A

YTD Return N/A N/A Return Since Inception N/A N/A 30-Day SEC Yield N/A N/A

A Mutual Fund Exclusively for Blue Cross and Blue Shield Companies

Plan Investment Fund

Plan Investment Fund is a mutual fund exclusively for licensees and affiliaties of the Blue Cross Blue Shield Association. MORE >

BCS Financial Services

BCS Financial Services Corporation, the administrator of PIF, provides valuable financial solutions, nationwide.

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the PIF money market portfolios seek to preserve the value of your investment of $1.00 per share, it is possible to lose money by investing in the portfolios. Yields will fluctuate as market conditions change. The yield figures set forth are a measure of the net investment income per share earned by a portfolio for the period ended the business day prior to the one listed on this report, expressed as an annualized percentage of maximum offering price of such portfolio share on that date.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds. A money market mutual fund attempts to maintain a stable net asset value through compliance with relevant SEC rules. These portfolios are not governed by those rules and their shares will fluctuate in value. The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates and although the securities are generally supported by some form of government or private insurance, there is no assurance that private guarantors or insurers will meet their obligations.

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.

For more complete information about Plan Investment Fund, Inc., including charges and expenses, please obtain a copy of a prospectus by calling (800) 621-9215 or by downloading from this website. Please read the applicable prospectus carefully before investing or sending money. Plan Investment Fund, Inc. is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of the FDIC, the Federal Reserve Board, any government agency, or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

Plan Investment Fund, Inc. © 2012. All rights reserved.

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PIF Plan Investment Fund, Inc.

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Plan Investment Fund is a Mutual Fund Exclusively Serving Blue Cross and Blue Shield Companies

Plan Investment Fund, Inc.



Government / Repo Portfolio



Money Market Portfolio



Ultrashort Duration Government Portfolio



Ultrashort Duration Bond Portfolio

Plan Investment Fund, Inc.

A Mutual Fund Exclusively Serving Blue Cross and Blue Shield Companies

Plan Investment Fund is a mutual fund exclusively available to qualifying licensees and affiliates of the Blue Cross and Blue Shield Association. The Fund offers participation certificates in four portfolios:

- Government / Repo
- Money Market
- Ultrashort Duration Government
- Ultrashort Duration Bond

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Trading Hours

Government / Repo	3:00 PM Eastern Standard Time
Money Market	4:00 PM Eastern Standard Time
Ultrashort Duration Government	4:00 PM Eastern Standard Time
Ultrashort Duration Bond	4:00 PM Eastern Standard Time

Holiday Schedule

Monday, January 2nd, 2012	New Year's Day (observed)
Monday, January 16th	Martin Luther King, Jr. Day
Monday, February 20th	Presidents' Day
Friday, April 6th	Good Friday
Monday, May 28th	Memorial Day
Wednesday, July 4th	Independence Day
Monday, September 3rd	Labor Day
Monday, October 8th	Columbus Day
Monday, November 12th	Veterans Day
Thursday, November 22nd	Thanksgiving Day
Tuesday, December 25th	Christmas Day
Tuesday, January 1st, 2013	New Year's Day

Documents & Filings

- XBRL Filings
- Form N-PX 2011
- Nominating Commitee Charter

BCS Financial Services Corporation is the administrator of the Plan Investment Fund. Please contact BCS Financial Services Corporation at (800) 621-9215 for additional questions or information related to Plan Investment Fund.

Plan Investment Fund

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the PIF money market portfolios seek to preserve the value of your investment of $1.00 per share, it is possible to lose money by investing in the portfolios. Yields will fluctuate as market conditions change. The yield figures set forth are a measure of the net investment income per share earned by a portfolio for the period ended the business day prior to the one listed on this report, expressed as an annualized percentage of maximum offering price of such portfolio share on that date.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds. A money market mutual fund attempts to maintain a stable net asset value through compliance with relevant SEC rules. These portfolios are not governed by those rules and their shares will fluctuate in value. The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates and although the securities are generally supported by some form of government or private insurance, there is no assurance that private guarantors or insurers will meet their obligations.

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.

For more complete information about Plan Investment Fund, Inc., including charges and expenses, please obtain a copy of a prospectus by calling (800) 621-9215 or by downloading from this website. Please read the applicable prospectus carefully before investing or sending money. Plan Investment Fund, Inc. is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of the FDIC, the Federal Reserve Board, any government agency, or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

Plan Investment Fund, Inc. © 2012. All rights reserved.

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Plan Investment Fund, Inc.

Plan Investment Fund

Home

About

Solutions

Contact

A Mutual Fund Exclusively for Blue Cross and Blue Shield Companies

Government / Repo Portfolio

The portfolio is a money market fund that seeks a high level of current income and stability of principal. This portfolio seeks an annual return at least equal to the yield on overnight repurchase agreements collateralized by U.S. Treasury obligations. This portfolio invests in U.S. Government obligations and repurchase agreements relating to such obligations which provide for repayment within one year after purchase. The investments in the Government/REPO Portfolio are very short-term. The average maturity of investments in this portfolio will not exceed seven days.

Money Market Portfolio

The portfolio is a money market fund that seeks a high level of current income and stability of principal. This portfolio seeks an annual return at least equal to the 91 day U.S. Treasury bill bond equivalent. This portfolio invests in U.S. government, bank, and commercial obligations and repurchase agreements relating to such obligations, which provide for repayment within one year after purchase. The investments in the Money Market Portfolio are also very short-term, although they may have longer maturities than investments in the Government/REPO Portfolio. The average maturity of investments in this portfolio will not exceed 60 days.

Ultrashort Duration Government Portfolio

This portfolio seeks total return consistent with current income and capital preservation by investing primarily in U.S. government securities and U.S. government agency securities. The Ultrashort Duration Government Portfolio is not a money market fund.

Ultrashort Duration Bond Portfolio

This portfolio seeks total return consistent with current income and capital preservation by investing primarily in a diversified portfolio of investment-grade debt securities. The Ultrashort Duration Bond Portfolio is not a money market fund.

BCS Financial Services Corporation is the administrator of the Plan Investment Fund. Please contact BCS Financial Services Corporation at (800) 621-9215 for additional questions or information related to Plan Investment Fund.

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the PIF money market portfolios seek to preserve the value of your investment of $1.00 per share, it is possible to lose money by investing in the portfolios. Yields will fluctuate as market conditions change. The yield figures set forth are a measure of the net investment income per share earned by a portfolio for the period ended the business day prior to the one listed on this report, expressed as an annualized percentage of maximum offering price of such portfolio share on that date.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds. A money market mutual fund attempts to maintain a stable net asset value through compliance with relevant SEC rules. These portfolios are not governed by those rules and their shares will fluctuate in value. The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates and although the securities are generally supported by some form of government or private insurance, there is no assurance that private guarantors or insurers will meet their obligations.

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.

Plan Investment Fund

For more complete information about Plan Investment Fund, Inc., including charges and expenses, please obtain a copy of a prospectus by calling (800) 621-9215 or by downloading from this website. Please read the applicable prospectus carefully before investing or sending money. Plan Investment Fund, Inc. is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of the FDIC, the Federal Reserve Board, any government agency, or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

Plan Investment Fund, Inc. © 2012. All rights reserved.

About | Solutions | Contact | Privacy

Plan Investment Fund

Plan Investment Fund, Inc.

Home

About

Solutions

Contact

TICKER:

TICKER:

PIFXX

CUSIP:

72701U104

INCEPTION DATE:

6/1995

REPORTING DATE:

3/20/2012

NAV:

$1.00

NET ASSETS:

$125,138,954

DAILY DISTRIBUTIONS:

$0.000002221

AWM:

1

1-DAY YIELD:

0.0810665%

7-DAY SEC YIELD:

0.10%

Plan Investment Fund, Inc.

PIFXX

A Government / Repo Portfolio Exclusively for Blue Cross and Blue Shield Companies

CUSIP:

72701U104

INCEPTION DATE:

6/1995

REPORTING DATE:

3/19/2012

NAV:

$1.00

NET ASSETS:

$125,138,954

DAILY

DISTRIBUTIONS:

$0.000002348

AWM:

1

1-DAY YIELD:

0.0857020%

7-DAY SEC YIELD:

0.10%

The portfolio is a money market fund that seeks a high level of current income and stability of principal. This portfolio seeks an annual return at least equal to the yield on overnight repurchase agreements collateralized by U.S. Treasury obligations.

This portfolio invests in U.S. Government obligations and repurchase agreements relating to such obligations which provide for repayment within one year after purchase. The investments in the Government/REPO Portfolio are very short-term. The average maturity of investments in this portfolio will not exceed seven days.

Purchases & Redemptions

Investors may open an account with the Fund by obtaining an account application from the Fund’s administrator, BCS Financial Services Corporation, by calling (800) 621-9215.

No minimum investment required

Trade Cut-Off Time: 3:00 PM Eastern Standard Time

Once an application has been completed, submitted and approved by BCS Financial Services, an investor may place purchase or redemption orders by one of two methods:

Telephone: (800) 821-9771

Internet: MutualADVANTAGE

Fund investors with an established MutualADVANTAGE account may login, place trades and access their account information. New investors must complete an application process with BCS Financial Services to be set-up for MutualADVANTAGE.

IMPORTANT: Please be advised, effective December 5th 2011, wire instructions have changed. For more information, please review the new wire instructions.

Portfolio Managers

THOMAS M. KOLIMAGO, CFA, is a Managing Director and Portfolio Manager of BlackRock’s Cash Management Group. He is the lead portfolio manager for TempFund, one of the largest and the first constant-dollar money market fund dedicated to institutional investors. Prior to managing TempFund, Mr. Kolimago managed several prime portfolios. He joined BlackRock in 1988 as a municipal bond analyst. Mr. Kolimago earned a BS degree in financial management from St. Joseph’s University in 1987 and an MBA from Villanova University in 1992, where he was the recipient of the “Excellence in the Study of Business at the Master Level” award.

JOHN NG, Director and portfolio manager, is a member of BlackRock’s Cash Management group. He is the lead portfolio manager for the Government and Treasury money market funds at BlackRock. Mr. Ng’s service with the firm dates back to 1973, including his years with Merrill Lynch Investment Managers (MLIM), which merged with BlackRock in 2006. At MLIM, Mr. Ng managed the Merrill Lynch Retirement Reserves Money Fund, Merrill Lynch Ready Assets Trust, Merrill Lynch Government Fund, Merrill Lynch Treasury Fund as well as several private accounts. Mr. Ng earned a BSc degree in accounting from Brooklyn College in 1975 and an MBA in finance from New York University in 1979.

Prospectus

Plan Investment Fund

Prospectus Supplement

03/01/2012

Prospectus Supplement

07/22/2011

Prospectus

04/29/2011

Portfolio Holdings

Schedule of Investments

Schedule of Investments

Schedule of Investments

Schedule of Investments

Schedule of Investments

Schedule of Investments

02/29/2012

01/31/2012

12/30/2011

11/30/2011

10/31/2011

09/30/2011

Documents & Filings

SEC N-MFP Filings

Annual Report

Semi-Annual Report

BCS Financial Services Corporation is the administrator of the Plan Investment Fund. Please contact BCS Financial Services Corporation at (800) 621-9215 for additional questions or information related to Plan Investment Fund.

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the PIF money market portfolios seek to preserve the value of your investment of $1.00 per share, it is possible to lose money by investing in the portfolios. Yields will fluctuate as market conditions change. The yield figures set forth are a measure of the net investment income per share earned by a portfolio for the period ended the business day prior to the one listed on this report, expressed as an annualized percentage of maximum offering price of such portfolio share on that date.

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.

For more complete information about Plan Investment Fund, Inc., including charges and expenses, please obtain a copy of a prospectus by calling (800) 621-9215 or by downloading from this website. Please read the applicable prospectus carefully before investing or sending money. Plan Investment Fund, Inc. is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of the FDIC, the Federal Reserve Board, any government agency, or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

Plan Investment Fund, Inc. © 2012. All rights reserved.

About | Solutions | Contact | Privacy

Plan Investment Fund

Plan Investment Fund, Inc.

Home

About

Solutions

Contact

Ticker:

PIMXX

CUSP:

72701U203

INCEPTION DATE:

3/19/2012

NAV:

$1.00

NET ASSETS:

$994,301,055

DAILY

DISTRIBUTIONS:

$0.000003184

AWM:

52

1-DAY YIELD:

0.1162160%

7-DAY SEC YIELD:

0.12%

TICKER:

PIMXX

CUSIP:

72701U203

INCEPTION DATE:

4/1987

REPORTING DATE:

3/20/2012

NAV:

$1.00

NET ASSETS:

$992,000,980

DAILY DISTRIBUTIONS:

$0.000003081

AWM:

52

1-DAY YIELD:

0.1124565%

7-DAY SEC YIELD:

0.12%

Plan Investment Fund, Inc.

A Money Market Portfolio Exclusively for Blue Cross and Blue Shield Companies

The portfolio is a money market fund that seeks a high level of current income and stability of principal. This portfolio seeks an annual return at least equal to the 91 day U.S. Treasury bill bond equivalent.

This portfolio invests in U.S. government, bank, and commercial obligations and repurchase agreements relating to such obligations, which provide for repayment within one year after purchase. The investments in the Money Market Portfolio are also very short-term, although they may have longer maturities than investments in the Government/REPO Portfolio. The average maturity of investments in this portfolio will not exceed 60 days.

Purchases & Redemptions

Investors may open an account with the Fund by obtaining an account application from the Fund’s administrator, BCS Financial Services Corporation, by calling (800) 621-9215.

No minimum investment required

Trade Cut-Off Time: 4:00 PM Eastern Standard Time

Once an application has been completed, submitted and approved by BCS Financial Services, an investor may place purchase or redemption orders by one of two methods:

Telephone: (800) 821-9771

Internet: MutualADVANTAGE

Fund investors with an established MutualADVANTAGE account may login, place trades and access their account information. New investors must complete an application process with BCS Financial Services to be set-up for MutualADVANTAGE.

IMPORTANT: Please be advised, effective December 5th 2011, wire instructions have changed. For more information, please review the new wire instructions.

Portfolio Managers

THOMAS M. KOLIMAGO, CFA, is a Managing Director and Portfolio Manager of BlackRock’s Cash Management Group. He is the lead portfolio manager for TempFund, one of the largest and the first constant-dollar money market fund dedicated to institutional investors. Prior to managing TempFund, Mr. Kolimago managed several prime portfolios. He joined BlackRock in 1988 as a municipal bond analyst. Mr. Kolimago earned a BS degree in financial management from St. Joseph’s University in 1987 and an MBA from Villanova University in 1992, where he was the recipient of the “Excellence in the Study of Business at the Master Level” award.

JOHN NG, Director and portfolio manager, is a member of BlackRock’s Cash Management group. He is the lead portfolio manager for the Government and Treasury money market funds at BlackRock. Mr. Ng’s service with the firm dates back to 1973, including his years with Merrill Lynch Investment Managers (MLIM), which merged with BlackRock in 2006. At MLIM, Mr. Ng managed the Merrill Lynch Retirement Reserves Money Fund, Merrill Lynch Ready Assets Trust, Merrill Lynch Government Fund, Merrill Lynch Treasury Fund as well as several private accounts. Mr. Ng earned a BSc degree in accounting from Brooklyn College in 1975 and an MBA in finance from New York University in 1979.

Prospectus

Plan Investment Fund

Prospectus Supplement

Prospectus Supplement

Prospectus

03/01/2012

07/22/2011

04/29/2011

Portfolio Holdings

Schedule of Investments

Schedule of Investments

Schedule of Investments

Schedule of Investments

Schedule of Investments

Schedule of Investments

02/29/2012

01/31/2012

12/30/2011

11/30/2011

10/31/2011

09/30/2011

Documents & Filings

SEC N-MFP Filings

Annual Report

Semi-Annual Report

BCS Financial Services Corporation is the administrator of the Plan Investment Fund. Please contact BCS Financial Services Corporation at (800) 621-9215 for additional questions or information related to Plan Investment Fund.

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the PIF money market portfolios seek to preserve the value of your investment of $1.00 per share, it is possible to lose money by investing in the portfolios. Yields will fluctuate as market conditions change. The yield figures set forth are a measure of the net investment income per share earned by a portfolio for the period ended the business day prior to the one listed on this report, expressed as an annualized percentage of maximum offering price of such portfolio share on that date.

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.

For more complete information about Plan Investment Fund, Inc., including charges and expenses, please obtain a copy of a prospectus by calling (800) 621-9215 or by downloading from this website. Please read the applicable prospectus carefully before investing or sending money. Plan Investment Fund, Inc. is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of the FDIC, the Federal Reserve Board, any government agency, or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

Plan Investment Fund, Inc. © 2012. All rights reserved.

About | Solutions | Contact | Privacy

Plan Investment Fund

Plan Investment Fund, Inc.

Home About

Solutions

Contact

TICKER:

PIFUX

CUSIP:

72701U302

INCEPTION DATE:

3/1/2012

REPORTING DATE:

3/20/2012

NAV:

$10.00

NET ASSETS:

$29,993,871

30-DAY SEC YIELD:

N/A

AWM:

N/A

CAPITAL GAINS DISTRIBUTION FACTOR:

N/A

MTD RETURN:

N/A

YTD RETURN:

N/A

RETURN SINCE INCEPTION:

N/A

TICKER:

Plan Investment Fund, Inc.

PIFUX

An Ultrashort Duration Government Portfolio for

Blue Cross and Blue Shield Companies

CUSIP:

72701U302

INCEPTION DATE:

3/1/2012

REPORTING DATE :

3/19/2012

NAV:

$10.00

NET ASSETS:

$29,996,669

30-DAY SEC YIELD:

N/A

AWM:

N/A

CAPITAL GAINS

DISTRIBUTION

FACTOR:

N/A

MTD RETURN:

N/A

YTD RETURN:

N/A

RETURN SINCE

INCEPTION:

N/A

This portfolio seeks total return consistent with current income and capital preservation by investing primarily in U.S. government securities and U.S. government agency securities. The Ultrashort Duration Government Portfolio is not a money market fund.

Purchases & Redemptions

Investors may open an account with the Fund by obtaining an account application from the Fund’s administrator, BCS Financial Services Corporation, by calling (800) 621-9215.

Minimum initial investment $1,000,0000 (may be waived by the Fund)

Trade Cut-Off Time: 4:00 pm Eastern Standard Time

Once an application has been completed, submitted and approved by BCS Financial Services, an investor may place purchase or redemption orders by one of two methods:

Telephone: (866) 689-4856

Internet: AdvisorCentral

Fund investors with an established AdvisorCentral account may login, place trades and access their account information. New investors must complete an application process with BCS Financial Services to be set-up for AdvisorCentral.

Lead Portfolio Managers

PETER S. KAPLAN, CFA, SVP, and Portfolio Manager, joined Merganser in 1986 and is the team leader for the asset backed securities (ABS) sector. He is a portfolio manager for Merganser’s shorter duration strategies and also serves as the co-team leader for Merganser’s Cash Enhancement product. Prior to joining Merganser, Peter worked for SEI Corporation and managed the design, development, and implementation of investment accounting systems. Prior to SEI Corporation, Peter worked at Interactive Data Corporation, where he developed investment applications for institutional investment managers. Peter holds the Chartered Financial Analyst designation, is a member of the CFA Institute and the Boston Security Analysts Society, and is a graduate of Babson College (MBA) and the University of Massachusetts (BA).

JENNIFER K. WYNN, CFA, SVP, and Portfolio Manager, joined Merganser in 2000 and is the team leader for the credit sector, as well as a portfolio manager for Merganser’s shorter duration strategies. She also serves as the co-team leader for Merganser’s Short Term Bond product and is a member of Merganser’s Management Committee. Before joining Merganser, Jennifer worked at Camp Dresser & McKee as a Water Resources Engineer. She began her career with American National Bank and Trust Company where she served as portfolio manager on Lehman Aggregate-indexed funds. In this role she was also responsible for trading government, corporate, mortgage backed, and asset backed securities. Jennifer holds the Chartered Financial Analyst designation, is a member of the CFA Institute and the Boston Security Analysts Socieyt, and is a graduate of the University of Chicago Graduate School of Business (MBA), the Massachusetts Institute of Technology (MS), and Princeton University (BSE).

Prospectus

Plan Investment Fund

Prospectus

3/1/2012

BCS Financial Services Corporation is the administrator of the Plan Investment Fund. Please contact BCS Financial Services Corporation at (800) 621-9215 for additional questions or information related to Plan Investment Fund.

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds. A money market mutual fund attempts to maintain a stable net asset value through compliance with relevant SEC rules. These portfolios are not governed by those rules and their shares will fluctuate in value. The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates and although the securities are generally supported by some form of government or private insurance, there is no assurance that private guarantors or insurers will meet their obligations.

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.

For more complete information about Plan Investment Fund, Inc., including charges and expenses, please obtain a copy of a prospectus by calling (800) 621-9215 or by downloading from this website. Please read the applicable prospectus carefully before investing or sending money. Plan Investment Fund, Inc. is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of the FDIC, the Federal Reserve Board, any government agency, or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

Plan Investment Fund, Inc. © 2012. All rights reserved.

About | Solutions | Contact | Privacy

Plan Investment Fund

Plan Investment Fund, Inc.

Home About

Solutions

Contact

TICKER:

PIFDX

CUSIP:

72701U401

INCEPTION DATE:

3/1/2012

REPORTING DATE:

3/20/2012

NAV:

$9.99

NET ASSETS:

$74,976,001

30-DAY SEC YIELD:

N/A

AWM:

N/A

CAPITAL GAINS DISTRIBUTION FACTOR:

N/A

MTD RETURN:

N/A

YTD RETURN:

N/A

RETURN SINCE INCEPTION:

N/A

TICKER:

Plan Investment Fund, Inc.

PIFDX

An Ultrashort Duration Government Portfolio Exclusively for

Blue Cross and Blue Shield Companies

CUSIP:

72701U401

INCEPTION DATE:

3/1/2012

REPORTING DATE :

3/19/2012

NAV:

$9.99

NET ASSETS:

$74,985,735

30-DAY SEC YIELD:

N/A

AWM:

N/A

CAPITAL GAINS

DISTRIBUTION

FACTOR:

N/A

MTD RETURN:

N/A

YTD RETURN:

N/A

RETURN SINCE

INCEPTION:

N/A

This portfolio seeks total return consistent with current income and capital preservation by investing primarily in a diversified portfolio of investment-grade debt securities. The Ultrashort Duration Bond Portfolio is not a money market fund.

Purchases & Redemptions

Investors may open an account with the Fund by obtaining an account application from the Fund’s administrator, BCS Financial Services Corporation, by calling (800) 621-9215.

Minimum initial investment $1,000,0000 (may be waived by the Fund)

Trade Cut-Off Time: 4:00 pm Eastern Standard Time

Once an application has been completed, submitted and approved by BCS Financial Services, an investor may place purchase or redemption orders by one of two methods:

Telephone: (866) 689-4856

Internet: AdvisorCentral

Fund investors with an established AdvisorCentral account may login, place trades and access their account information. New investors must complete an application process with BCS Financial Services to be set-up for AdvisorCentral.

Lead Portfolio Managers

PETER S. KAPLAN, CFA, SVP, and Portfolio Manager, joined Merganser in 1986 and is the team leader for the asset backed securities (ABS) sector. He is a portfolio manager for Merganser’s shorter duration strategies and also serves as the co-team leader for Merganser’s Cash Enhancement product. Prior to joining Merganser, Peter worked for SEI Corporation and managed the design, development, and implementation of investment accounting systems. Prior to SEI Corporation, Peter worked at Interactive Data Corporation, where he developed investment applications for institutional investment managers. Peter holds the Chartered Financial Analyst designation, is a member of the CFA Institute and the Boston Security Analysts Society, and is a graduate of Babson College (MBA) and the University of Massachusetts (BA).

JENNIFER K. WYNN, CFA, SVP, and Portfolio Manager, joined Merganser in 2000 and is the team leader for the credit sector, as well as a portfolio manager for Merganser’s shorter duration strategies. She also serves as the co-team leader for Merganser’s Short Term Bond product and is a member of Merganser’s Management Committee. Before joining Merganser, Jennifer worked at Camp Dresser & McKee as a Water Resources Engineer. She began her career with American National Bank and Trust Company where she served as portfolio manager on Lehman Aggregate-indexed funds. In this role she was also responsible for trading government, corporate, mortgage backed, and asset backed securities. Jennifer holds the Chartered Financial Analyst designation, is a member of the CFA Institute and the Boston Security Analysts Socieyt, and is a graduate of the University of Chicago Graduate School of Business (MBA), the Massachusetts Institute of Technology (MS), and Princeton University (BSE).

Prospectus

Plan Investment Fund

Prospectus

3/1/2012

BCS Financial Services Corporation is the administrator of the Plan Investment Fund. Please contact BCS Financial Services Corporation at (800) 621-9215 for additional questions or information related to Plan Investment Fund.

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds. A money market mutual fund attempts to maintain a stable net asset value through compliance with relevant SEC rules. These portfolios are not governed by those rules and their shares will fluctuate in value. The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates and although the securities are generally supported by some form of government or private insurance, there is no assurance that private guarantors or insurers will meet their obligations.

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.

For more complete information about Plan Investment Fund, Inc., including charges and expenses, please obtain a copy of a prospectus by calling (800) 621-9215 or by downloading from this website. Please read the applicable prospectus carefully before investing or sending money. Plan Investment Fund, Inc. is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of the FDIC, the Federal Reserve Board, any government agency, or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

Plan Investment Fund, Inc. © 2012. All rights reserved.

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Plan Investment Fund

Plan Investment Fund, Inc., is located just outside Chicago, Illinois.

Plan Investment Fund 2 Mid America Plaza Suite 200 Oakbrook Terrace, IL 60181 Ph: 800.621.9215

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Plan Investment Fund, Inc. © 2012. All rights reserved.

About | Solutions | Contact | Privacy